

Mail Stop 4720

January 13, 2017

Via E-mail
Mr. Robert W. Cleveland
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

> **Re:** **Hamilton Lane Incorporated**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 29, 2016**
> **CIK No. 0001433642**

Dear Mr. Cleveland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. In order for an investor to better understand the contribution to your income from your most significant product types, please expand your disclosure to disclose the proportion of your management and advisory fee revenue attributable to Specialized Funds and Advisory Services in addition to the information you provide on Customized Separate Accounts.

<u>Organizational Structure, page 13</u>

2. Please revise your disclosure to clarify if Hamilton Lane Advisors LLC or Hamilton Lane Inc. can hold and reissue any Class C shares that are redeemed for cash upon a conversion demand by the Class C holder.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Revenues, page 88</u>

3. We note that in your response letter dated October 25, 2016, you stated that you generally don't use assets under management ("AUM") rollforward information to assess business performance and revenue trends, but instead look at new client accounts added, clients lost and new specialized funds raised. As a result, you revised to disclose new and lost client information with the related revenue impacts consistent with the Consolidated Statement of Income periods presented. We note that the new and lost client information has been deleted and replaced with fee-earning AUM activity which you state is a useful metric for assessing the relative size and scope of your asset management business but is not linearly correlated to your management fee revenue. Please enhance your discussion (here and on page 93) to allow an investor to understand how changes in fee-earning AUM drove changes in your management fee revenues. To the extent the client activity previously disclosed better correlates with changes in period-over-period fee revenues, consider retaining the deleted client information. Refer to Item 303(a)(3) of Regulation S-K.

<u>Business</u>

<u>Fee-Earning Assets Under Management, page 137</u>

4. We note your discussion of fee-earning AUM, including both the chart that summarizes the growth of your fee-earning AUM since fiscal 2013 on page 137 and the rollforward tables on page 138. Please address the following:

- Revise to disaggregate the changes to the variable fee base line item to separately present and quantify the contributions, distributions, market appreciation and reductions to provide a clearer depiction of the trends impacting your fee-earning AUM and related management fee revenues; and
- Expand this section to include a qualitative and quantitative discussion identifying specific significant drivers of change on your fee-earning AUM (e.g. new commitments relating to launching a new fund, distributions relating to closing a fund or qualitative factors impacting market valuation).

Regulatory Environment, 149

5. Please tell us whether Hamilton Lane believes that either the IPO or the occurrence of a "Sunset Event" could lead to a change in control that would be viewed as an assignment of your advisory contracts, including any supporting legal analysis.

        You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel
                                        Office of Financial Services

cc: Kimberly K. Rubel, Esq.